PHYSICAL PROPERTY HOLDINGS INC.
23/F A1A Tower
No. 183 Electric Road, North Point
Hong Kong, People’s Republic of China

October 23, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D. C. 20549-7010

ATTN:       Jaime G. John
Staff Accountant

Re:              Physical Property Holdings Inc.
Form 10-K for the year ended December 31, 2007
Filed on April 14, 2008
File No. 000-26573

Ladies and Gentlemen:

Thank you for your comment letter dated October 16, 2008 (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2007 of  Physical Property Holdings Inc., a Delaware corporation (the “Company”).  This letter sets forth your comment and our response thereto below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statement of Cash Flows, page 18

1.
We read your response to comment one.  In the event that these transactions were general loans, confirm in future filings that they will be included in financing activities and labeled as related party transactions.  Refer to SFAS 95.

Response 1: We confirm that in future filings, the amounts due to the stockholder will be included in financing activities under the Company’s consolidated statement of cash flows and labeled as related party transactions.

In connection with responding to your Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.

Sincerely,

/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and Chief Executive Officer

cc:  Harold H. Martin, Esq.